65




                                                                  EXHIBIT 11.2

                       ETHYL CORPORATION AND SUBSIDIARIES
          COMPUTATION OF PRO FORMA BASIC AND DILUTED EARNINGS PER SHARE
              for the years ended December 31, 1997, 1996 and 1995
                     (In thousands except per share amounts)



     On October 2, 1997, the Company completed the repurchase of 34,999,995 shares of the Company's outstanding common stock with the purchase price and related costs totalling about $328.9 million. On February 29, 1996, the Company completed the acquisition of the worldwide lubricant additives business of Texaco Inc., ("Texaco") including manufacturing and blending facilities, identifiable intangibles and working capital. As a result of the aforementioned stock repurchase and business acquisition, the Company believes that the following pro forma financial information is important to enable the reader to obtain a meaningful understanding of the Company's results of operations. The pro forma information is provided to present a summary of the results of the Company as if the stock repurchase had occurred as of January 1, 1996 and the Texaco acquisition had occurred as of January 1, 1995. The pro forma data is for informational purposes only and may not necessarily reflect the results of operations of Ethyl had the stock repurchase occurred on January 1, 1996 and had the acquired business operated as part of the Company for the years ended December 31, 1996 and 1995.


                                                                 1997       1996       1995
Pro forma net income (1)                                       $67,555    $81,024    $86,106
                                                               =======    =======    =======

Average number of shares of common stock outstanding (2,3)      83,449     83,444    118,436
                                                               =======    =======    =======

Pro forma basic and diluted earnings per share                   $0.81      $0.97      $0.73
                                                               =======    =======    =======

Notes:

(1)   In the periods presented, the Company had only one class of common stock outstanding.

(2)   To determine the average number of shares of common stock and common stock equivalents, the average number of common shares and common stock equivalents outstanding (actual or assumed for equivalents) during each month were added together and the sum was then divided by 12.

(3)   For diluted earnings per share, the shares issuable upon the assumed exercise of outstanding stock options would be 7, 4 and 11 in 1997, 1996 and 1995, respectively, and the shares of common stock equivalents would have been 83,456, 83,448 and 118,447, respectively.






